metabolic.

RECEIVED
2006 OCT 30 P 1:45
OFFICE OF INTERNATIONAL CORPORATE FINANCE

17 October, 2006



SUPPL

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

EXPRESS POST

Dear Sir/Madam,

Re: Metabolic Pharmaceuticals Limited (FILE NO. 82-34880)
submission of information filed with Australian Stock Exchange (ASX)
and Australian Securities and Investment Commission (ASIC)
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Please find attached copies of announcements lodged with the ASX and ASIC:

Date of Announcement/Lodgement	To:	Title	No of Pages
17 October 2006	ASX	Quarterly Investor Update	5
17 October 2006	ASX	Response to ASX Price Query	6

Yours faithfully,
Metabolic Pharmaceuticals Limited





PROCESSED
NOV 01 2006
THOMSON
FINANCIAL

Belinda Shave
Financial Controller & Company Secretary



(MPSEC17-10-06.doc)

METABOLIC PHARMACEUTICALS LIMITED ABN 96 083 866 862
Level 3, 509 St Kilda Road, Melbourne, Victoria 3004, Australia | Telephone +61(3) 9860 5700 | Facsimile +61(3) 9860 5777 | Website www.metabolic.com.au


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 17/10/2006

TIME: 09:46:45

TO: METABOLIC PHARMACEUTICALS LIMITED

FAX NO: 03-9860-5777

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Quarterly Investor Update

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.



QUARTERLY INVESTOR UPDATE NUMBER 15, 17 OCTOBER 2006

Highlights

- ➢ ***AOD9604*** **for obesity: 150 subjects have completed the Phase 2B trial**
- ➢ ***ACV1*** **for pain: First trial in the Phase 2A programme has commenced**
- ➢ **2006 Annual Report published and AGM to be held on 27 October 2006**

KEY NEAR-TERM MILESTONES

- **Q406**: Obesity drug, *AOD9604* - Phase 2B, *OPTIONS Study* ends
- **Q107**: Obesity drug, *AOD9604* – Phase 2B, *OPTIONS Study* results expected to be announced in March 2007
- **Q107**: Pain drug, *ACV1* – Second trial of the Phase 2A programme commences (targeting diabetic neuropathic pain and post-herpetic neuralgia)
- **H107**: Pain drug, *ACV1* - Phase 2A programme, results expected to be announced for the first of two trials (targeting sciatic neuropathic pain)
- **2007**: Osteoporosis drug, *AOD9604* – Phase 2 trial to commence (subject to approval by regulatory authorities)
- **2007**: *NRP* project - Lead compound to be selected and manufactured
- **2007**: Possible licensing deal for *AOD9604* and / or *ACV1*

Comments from the CEO, Dr Roland Scollay

"Welcome to our Quarterly Investor Update covering news from the third quarter of 2006 (Q306). We have made two key announcements over the last few weeks. Firstly we announced that 100 subjects (now 150) have completed the Phase 2B *OPTIONS Study* for our obesity drug, *AOD9604*, and that this clinical trial continues to run smoothly, ahead of schedule and on budget. Secondly, we commenced the Phase 2A programme for our neuropathic pain drug, *ACV1*, a study that will give us an indication of the effects of this drug in patients suffering from neuropathic pain.

It has been an exciting time for Metabolic and our shareholders. In addition to our current human trials, we have two key animal studies underway to provide further data on the effects of *AOD9604* in osteoporosis, and we continue investigation of our promising oral delivery platform for peptide drugs. Metabolic's drug pipeline is summarised below."


R&D
Preclinical
Phase I
Phase II
Phase III
Obesity: AOD9604 (oral)
Neuropathic Pain: ACV1 (injected)
Osteoporosis: AOD9604 (oral)
AOD9604 has already been through Phase 1 safety studies in the context of the obesity program
Nerve Regeneration: NRP (injected)
(50:50 Collaboration with Neuren)
Neuropathic Pain: ACVx (oral)
Type 2 Diabetes: ADD
Oral Peptide Delivery Platform

Note: Last month, shareholders were sent the Company's 2006 Annual Report which showcases each of Metabolic's innovative drugs and the progress made during 2005-06.

OBESITY

First 150 subjects complete the obesity *OPTIONS Study*

- Phase 2B human clinical trial designed to confirm efficacy and determine optimum dose
- Trial ends in December 2006 with results expected to be announced in March 2007

The first 150 subjects have now completed the Phase 2B *OPTIONS Study* for obesity drug, *AOD9604*. These subjects received 24 weeks of randomised double-blind drug or placebo treatment as part of the full 32-week clinical trial protocol.

The *OPTIONS Study* is designed to assess weight loss at lower doses of *AOD9604* than previously tested. Subjects are taking one of three daily doses of *AOD9604* - 1 mg, 0.5 mg, 0.25 mg or placebo, which is a nil dose. The subjects also receive diet and lifestyle advice during their 32 weeks in the study. A total of 536 subjects were enrolled in the *OPTIONS Study*, ahead of schedule in late April 2006 and, as a result, the study will also finish ahead of schedule, in December 2006. Metabolic expects to announce the results of the study in March 2007, once the database is finalised, the blind is lifted and the data analysed.

Previous announcements regarding the *OPTIONS Study* are available at www.metabolic.com.au following the tabs to ***Investor Relations*** and then to ***ASX Announcements***.



metabolic

About AOD9604

AOD9604 is a 16 amino acid, orally active peptide modelled on a fragment of the human Growth Hormone (GH) molecule. *AOD9604* works by stimulating metabolism of body fat.

Previous milestones: *AOD9604* has been tested in five clinical trials. The drug has been well tolerated at all doses. Weight loss in the first Phase 2B trial was comparable to competing drug therapies at 2 kg above placebo after 12 weeks of treatment.

Competitive advantages: *AOD9604* has shown no negative side effects so far at doses tested in humans and is the only obesity drug in advanced development known to regulate fat metabolism. All other available obesity drugs are appetite suppressants or calorie intake restrictors with notable side effects.

Market size: One billion people worldwide are overweight or obese. The obesity market is currently valued at approximately US$1 billion a year, with very high growth forecast, estimated to reach US$10-30 billion a year if safe and effective weight loss drugs become available.

NEUROPATHIC PAIN

Phase 2A programme commences for *ACV1*

- Recruitment has commenced for the first of two Phase 2A trials to investigate *ACV1* in patients with neuropathic sciatic pain
- Results of the first trial expected to be announced in H107

Metabolic commenced its Phase 2A programme for *ACV1*, for the treatment of neuropathic pain, in September 2006. This programme involves two human clinical trials targeting specific neuropathies.

Trial #1: Neuropathic sciatic pain

Ethics approval has been obtained for the first trial, and recruitment of 40 patients with neuropathic sciatic pain has now commenced. Patients will be treated with 0.4 mg/kg of *ACV1* and placebo by subcutaneous injection once per day. This trial is designed to investigate the safety and tolerability of *ACV1*, and to examine the effects of the drug in patients with neuropathic sciatic pain.

Sciatica is a painful condition caused by pressure on the sciatic nerve, the main nerve that branches off the spinal cord and continues down into the thighs, legs, ankles, and feet. Sciatica is characterised by pain in the buttocks and can be caused by a number of factors.

Phase 2A programme commences for *ACV1* *(continued)*

Metabolic expects to have the results of this trial available during the first six months of 2007 (H107). For further detail regarding this trial, refer to the ASX Announcement made on 27 September 2006 available at www.metabolic.com.au following the tabs to ***Investor Relations*** and then to ***ASX Announcements***.

Trial #2: Diabetic neuropathic pain and post-herpetic neuralgia

The second Phase 2A trial in this programme will target diabetic neuropathic pain and post-herpetic neuralgia and is anticipated to commence during the January-to-March 2007 quarter (Q107).

Oral version of ACV1

In the current clinical trials, *ACV1* is administered by subcutaneous injection. Metabolic has now invented orally available analogs of *ACV1*, which have performed very well in preclinical studies. An optimised oral version may become a follow-on drug to *ACV1*. A patent application for these analogues has been filed.



About ACV1

ACV1 is a 16 amino acid peptide conotoxin derived from an Australian cone snail. *ACV1* works by blocking a subtype of a class of receptors in the peripheral nervous system called neuronal nicotinic acetylcholine receptors.

Previous milestones: Safe and well tolerated in a Phase 1 human clinical trial and substantial pain relief shown in several well established animal models.

Competitive advantages: *ACV1* is the first in a potential new class of drugs designed specifically to treat neuropathic pain. No systemic side effects seen at the doses tested so far in humans.

Market size: 10 million people in the US alone suffer from neuropathic pain. Currently, the best drug available is only effective in 30 percent of patients. The current market for neuropathic pain drugs is valued at approximately US$2.5 billion a year and is expected to double in five years.

OSTEOPOROSIS

Osteoporosis drug expected to enter Phase 2 in 2007

- Potential use of *AOD9604* in the prevention and / or treatment of osteoporosis
- Further animal studies in progress
- More than 30 million people in the US alone suffer from osteoporosis and the market is currently valued at approximately US$7 billion a year

In January 2006, Metabolic confirmed a second potential use for *AOD9604*, in osteoporosis. Results from a large animal study confirmed findings from a previous study and demonstrated that daily oral administration of *AOD9604* was effective in preventing bone loss and maintaining bone quality in a rat model of post-menopausal osteoporosis. This potential new indication for *AOD9604* is in addition to its use for obesity. Interestingly, *AOD9604* also halved the weight gain seen in this model, suggesting it may also have value in the treatment of post-menopausal weight gain, another very significant market.

AOD9604 works through direct stimulatory action on osteoblasts (bone building cells). Given the previous history of growth hormone use in the clinic (clear beneficial effects on bone quality), the known effects of *AOD9604* on osteoblasts in the test tube, and the clear protection *AOD9604* shows against osteoporosis in animal models, it is possible that *AOD9604* will be effective in both prevention and treatment of osteoporosis in humans.

The safety knowledge gathered about *AOD9604* from previous *obesity* studies in humans should enable Metabolic to bypass Phase 1 and progress directly to a Phase 2 trial for osteoporosis in 2007, subject to human research ethics committee approvals. Before progressing to human testing, two further animal studies have been commissioned to examine the effects of *AOD9604* in osteoporosis over a wider range of daily oral doses and to examine if *AOD9604* works as a treatment for existing disease as well as prevention.

OTHER NEWS

2006 Annual Report



Last month, Metabolic shareholders were sent the 2006 Annual Report (unless they previously elected not to receive it). A full copy is available in PDF at www.metabolic.com.au in the ***Investor Relations*** section.

Key highlights discussed in the *Review of Operations* (pages 14-28)

- Commenced the *OPTIONS Study*, a large-scale, Phase 2B human clinical trial for obesity drug *AOD9604*;
- Achieved full enrolment for the *OPTIONS Study* ahead of schedule;
- Phase 1 human clinical trial for pain drug, *ACV1*, completed and results announced;
- Progress on preclinical pipeline; and
- Animal studies confirmed that the Company's obesity drug, *AOD9604*, has an additional potential use for the prevention and treatment of osteoporosis.

Financial Results & Position **(page 28 and Annual Financial Report starts on page 47)**
The loss for the year ended 30 June 2006 was $11,293,869 (2005: $10,843,358). This result was achieved after fully expensing all research and development costs. Metabolic has no borrowings and has cash and bank term deposits of $21 million as at 25 August 2006.

2006 Annual General Meeting

- 10:00am on Friday 27 October 2006 at Level 23, Rialto South Tower, 525 Collins Street, Melbourne
- The Proxy Form should be returned in the envelope provided to shareholders or faxed to the Company's share registry on +61 3 9473 2555
- Proxy Forms must be received by no later than 10:00am (Melbourne time), Wednesday 25 October 2006

Metabolic's 2006 Annual General Meeting (AGM) will be held on Friday 27 October 2006 in Melbourne. All shareholders are invited to attend the AGM, however, if shareholders are unable to attend, they are encouraged to complete their Proxy Form.

The **ordinary business** at the 2006 AGM includes tabling the Annual Financial Report, Directors' Report and Auditor's Report for the year ended 30 June 2006, a non-binding advisory resolution regarding the Remuneration Report, and the re-election of Dr Evert Vos and election of Ms Robyn Baker as Directors.

The items of special business include:

- A resolution seeking ratification of a Private Placement of shares issued in March 2006. Passing this Resolution will enable the Company to raise additional capital, if required, by issuing further securities up to a new limit of 15% without the delays associated with obtaining the approval of shareholders;
- A resolution for the grant of performance rights to Executive Directors under the annual performance rights scheme; and
- A resolution for the adoption of a new, up-to-date Constitution, to bring the Company's Constitution in line with the current *Corporations Act 2001* and *ASX Listing Rules*.

The voting results will be announced via the ASX following the AGM.

Company contact details

Level 3, 509 St Kilda Road
Melbourne Vic 3004 Australia
T: +61 3 9860 5700
F: +61 3 9860 5700
E: info@metabolic.com.au
W: www.metabolic.com.au

Forward Looking Statement

Certain statements in this Quarterly Investor Update contain forward-looking statements regarding the Company's business and the therapeutic and commercial potential of its technologies and products in development. Any statement describing the Company's goals, expectations, intentions or beliefs is a forward-looking statement and should be considered an at-risk statement. Such statements are subject to certain risks and uncertainties, particularly those risks or uncertainties inherent in the process of developing technology and in the process of discovering, developing and commercialising drugs that can be proven to be safe and effective for use as human therapeutics, and in the endeavor of building a business around such products and services. Actual results could differ materially from those discussed in this update. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the Metabolic Pharmaceuticals Limited Annual Report for the year ended June 30, 2006, copies of which are available from the Company or at www.metabolic.com.au.



ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 17/10/2006

TIME: 09:59:27

TO: METABOLIC PHARMACEUTICALS LIMITED

FAX NO: 03-9860-5777

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Response to ASX Query

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

metabolic

16 October, 2006

Ms Kate Kidson
Australian Stock Exchange Limited
Level 45, South Tower,
525 Collins Street
MELBOURNE VIC 3000

FACSIMILE NO. 9614 0303
Number of Pages: 2

Dear Ms. Kidson,

Re: Price Query

We refer to your email received today in relation to the increase in the price of Metabolic Pharmaceutical's shares and the increase in the volume of trading. We provide the following responses to your queries :

1. *Is the company aware of any information concerning it that has not been announced which, if known, could be an explanation for recent trading in the securities of the Company?*

   No.

2. *If the answer to Question 1 is Yes, can an announcement be made immediately? If not, why not and when is it expected that an announcement will be made?*

   Not applicable.

3. *Is there any other explanation that the Company may have for the price change and increase in volume in the securities of the Company?*

   The Company's share price has been steadily increasing since the beginning of October 2006. We are unaware of any specific event, however, the Company has made the following recent ASX announcements:

   - 27 September 2006: Neuropathic pain drug, ACV1, enters Phase 2 clinical trials.
   - 28 September 2006: CEO presents at UBS Global Life Sciences Conferences (NY).
   - 5 October 2006: Obesity Trial Update: First 100 subjects complete trial.
   - 12 October 2006: CEO presents at Intersuisse Life Sciences Forum (London).

   The Company is also aware that several analysts have released updated reports.

ASX Price Query 16-10-06.doc

6. *Please confirm that the Company is in a compliance with the listing rules and, in particular, listing rule 3.1.*

We confirm that Metabolic Pharmaceuticals Limited continues to comply with all ASX Listing Rules.

Yours faithfully,
Metabolic Pharmaceuticals Limited



Belinda Shave
Company Secretary



ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Level 3
Stock Exchange Centre
530 Collins Street
Melbourne VIC 3000

GPO Box 1784Q
Melbourne
VIC 3001

Telephone 61 (03) 9617 7831
Facsimile 61 03 9614 0303
Internet http://www.asx.com.au

16 October 2006

Belinda Shave
Company Secretary
Metabolic Pharmaceuticals Limited
Level 3
509 St Kilda Road
Melbourne

By email:- belinda.shave@metabolic.com.au

Dear Belinda

Metabolic Pharmaceuticals Limited (the "Company")

RE: PRICE QUERY

We have noted a change in the price of the Company's securities from 68 cents at the close of trading on Friday to a high of 88 cents today. We have also noted an increase in the volume of trading in the securities over this period.

In light of the price change and increase in volume, please respond to each of the following questions.

1. Is the Company aware of any information concerning it that has not been announced which, if known, could be an explanation for recent trading in the securities of the Company?

2. If the answer to question 1 is yes, can an announcement be made immediately? If not, why not and when is it expected that an announcement will be made?

   Please note, if the answer to question 1 is yes and an announcement cannot be made immediately, you need to contact us to discuss this and you need to consider a trading halt (see below).

3. Is there any other explanation that the Company may have for the price change and increase in volume in the securities of the Company?

4. Please confirm that the Company is in compliance with the listing rules and, in particular, listing rule 3.1.

Your response should be sent to me by e-mail at kate.kidson@asx.com.au or by facsimile on **facsimile number 03 9614 0303**. It should not be sent to the Company Announcements Office.

Unless the information is required immediately under listing rule 3.1, a response is requested as soon as possible and, in any event, not later than **4.00 pm.** E.S.T. **on** Monday, 16 October 2006.

Under listing rule 18.7A, a copy of this query and your response will be released to the market, so your response should be in a suitable form and separately address each of the questions asked. If you have any queries or concerns, please contact me immediately.

Listing rule 3.1

Listing rule 3.1 requires an entity to give ASX immediately any information concerning it that a reasonable person would expect to have a material effect on the price or value of the entity's securities. The exceptions to this requirement are set out in listing rule 3.1A.

In responding to this letter you should consult listing rule 3.1 and Guidance Note 8 – Continuous Disclosure: listing rule 3.1.

If the information requested by this letter is information required to be given to ASX under listing rule 3.1 your obligation is to disclose the information immediately.

Your responsibility under listing rule 3.1 is not confined to, or necessarily satisfied by, answering the questions set out in this letter.

Trading halt

If you are unable to respond by the time requested, or if the answer to question 1 is yes and an announcement cannot be made immediately, you should consider a request for a trading halt in the Company's securities. As set out in listing rule 17.1 and Guidance Note 16 – Trading Halts we may grant a trading halt at your request. We may require the request to be in writing. We are not required to act on your request. You must tell us each of the following.

- The reasons for the trading halt.
- How long you want the trading halt to last.
- The event you expect to happen that will end the trading halt.
- That you are not aware of any reason why the trading halt should not be granted.
- Any other information necessary to inform the market about the trading halt, or that we ask for.

The trading halt cannot extend past the commencement of normal trading on the second day after the day on which it is granted. If a trading halt is requested and granted and you are still unable to reply to this letter before the commencement of trading, suspension from quotation would normally be imposed by us from the commencement of trading if not previously requested by you. The same applies if you have requested a trading halt because you are unable to release information to the market, and are still unable to do so before the commencement of trading.

If you have any queries regarding any of the above, please let me know.

Yours sincerely,

Sent by electronic means without signature

Kate Kidson
Senior Adviser, Issuers
Direct Line: (03) 9617 7831